UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 9, 2010

PARKWAY PROPERTIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39201
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   Entry into a Material Definitive Agreement

Underwriting Agreement

On August 9, 2010, Parkway Properties, Inc. (the "Company") and Parkway Properties LP (the "Operating Partnership") entered into an underwriting agreement with Wells Fargo Securities, LLC and Banc of America Securities LLC, as underwriters. Pursuant to the terms and conditions of the underwriting agreement, the Company agreed to sell 1,974,896 shares of its 8.00% Series D Cumulative Redeemable Preferred Stock with a liquidation preference of $25.00 per share, $0.001 par value per share (the "Shares") to the underwriters (the "Offering"). The underwriters agreed to pay the Company a purchase price per share of $23.016 (reflecting a price to the public of $23.757 per share, less an underwriting discount of $0.741 per share). The underwriting agreement contained customary representations and warranties, indemnification provisions and closing conditions. The foregoing description of the underwriting agreement is qualified in its entirety by reference to the underwriting agreement filed as Exhibit 1 to this Form 8-K and incorporated herein by reference. Legal opinions delivered regarding the legality of the Shares and certain tax matters are attached as Exhibits 5 and 8, respectively, to this Form 8-K.

Amendment to Exhibit A of the Amended and Restated Agreement of Limited Partnership of Parkway Properties LP

On August 9, 2010, the Company, through it wholly-owned subsidiary, Parkway Properties General Partners, Inc., the general partner of the Operating Partnership, amended Exhibit A of the Operating Partnership's Amended and Restated Agreement of Limited Partnership, dated July 1, 1998 ("Amendment to Exhibit A"), to permit the issuance of additional units of limited partnership interest in the Operating Partnership with substantially identical economic terms as the Shares issued in the Offering.

The foregoing description of the Amendment Exhibit A is qualified in its entirety by reference to the Amendment to Exhibit A, a copy of which is filed as Exhibit 10 to this Form 8-K and incorporated herein by reference.

Item 5.03.   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On August 10, 2010, the Company filed Articles Supplementary (the "Additional Series D Articles Supplementary") with the Department of Assessments and Taxation of the State of Maryland reclassifying and designating the Shares as 8.00% Series D Cumulative Redeemable Preferred Stock, par value $0.001 per share. The first dividend on the Shares issued in the Offering will be paid on October 15, 2010 and will be for a full quarter in the amount of $0.50 per share.

The foregoing description of the Additional Series D Articles Supplementary is qualified in its entirety by reference to the Additional Series D Articles Supplementary, a copy of which is filed as Exhibit 3 to this Form 8-K and incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits

(d)   Exhibits.

(1)   Underwriting Agreement dated August 9, 2010 by and among Parkway Properties, Inc., Parkway Properties LP, Wells Fargo Securities, LLC and Banc of America Securities LLC.

(3)   Articles Supplementary reclassifying and designating an additional 1,974,896 shares of common stock as 8.00% Series D Cumulative Redeemable Preferred Stock, par value $0.001 per share.

(5)   Opinion of Jaeckle Fleischmann & Mugel, LLP regarding legality.

(8)   Opinion of Jaeckle Fleischmann & Mugel, LLP as to certain tax matters.

(10)   Amendment to Exhibit A dated August 9, 2010 of the Amended and Restated Agreement of Limited Partnership of Parkway Properties LP.

(23)   Consents of Jaeckle Fleischmann & Mugel, LLP (included in Exhibits 5 and 8).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2010

PARKWAY PROPERTIES, INC.

By: /s/ Mandy M. Pope
        Mandy M. Pope
        Executive Vice President and Chief
        Accounting Officer